Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Murten, 19.04.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

b_sec&ex322004

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release
Murten, April 19, 2005

Saia-Burgess increases sales in the 1st quarter 2005

Saia-Burgess increased sales in the 1st quarter 2005 by 8.5 per cent to CHF 152.3 million (CHF 140.4 million) by comparison with the extremely strong 1st quarter 2004. The EBITA achieved CHF 12.0 million (CHF 13.4 million) and the EBITA margin 7.9 per cent (9.5 per cent).
Compared with the 4th quarter 2004, which was itself influenced by difficult market conditions, sales rose in the 1st quarter 2005 by 6.7 per cent and the EBITA margin was 7.9 per cent (7.4 per cent).
Providing exchange rates remain stable and there is no further weakening in the market environment, Saia-Burgess is keeping to the target also for the current year of increasing sales by around ten per cent and further improving profitability.

As expected, the 2005 business year did not get off to an easy start: currency-adjusted sales increased by 10.4 per cent compared with the 1st quarter 2004 to CHF 154.9 million. The contribution from acquisitions (Bühler and Sick/Stegmann) was CHF 20.1 million, whilst the development of organic sales, at CHF 5.5 million, was lower. The reasons for this were on the one side the continuing difficult market environment and lost working days through holidays (extended Christmas holidays and Easter),on the other side, the further weakening of the USD had a negative effect. Sales in the Divisions Automotive as well as Industry fell after adjustments for currencies and acquisitions. The acquisition-related increase at Automotive was CHF 16.0 million and at Industry CHF 4.1 million. The Automotive Division increased sales to CHF 84.3 million (CHF 73.4 million). In the Industry Division sales were down at CHF 49.9 million (CHF 54.6 million) compared with the previous year as a result of the reclassification of electronic products in the sum of CHF 5.7 million (CHF 5.0 million) to the Controls Division, whilst sales at the Controls Division also increased thanks to this transfer to CHF 18.1 million (CHF 12.4 million).

The EBITA fell by 10.0 per cent compared with the 1st quarter 2004 to CHF 12.0 million (CHF 13.4 million) and the EBITA margin reduced from 9.5 per cent to 7.9 per cent. The EBIT rose slightly from CHF 11.8 million to CHF 12.0 million whilst there was virtually no change in the net profit compared with the same period in the previous year, at CHF 7.9 million (CHF 8.0 million). The net income margin reached 5.2 per cent (5.7 per cent). These two figures were positively influenced by the fact that no further goodwill amortisation in 2005 is required, this charge amounted to CHF 1.5 million for the 1st quarter 2004. As planned, further CHF 0.5 million integration costs (Bühler and Sick/Stegmann) occurred in the 1st quarter 2005 as one-off costs.

Reliable forecasts for the full year 2005 are difficult given the current, uncertain market conditions, particularly in the automotive industry. Nevertheless, providing exchange rates remain stable, Saia-Burgess is keeping to its target also for the current year of increasing sales by around ten per cent and further improving profitability.

Additional information

Contact partner for shareholders, media and analysts:
Valeria Poretti-Rezzonico
Director Communication, Marketing and Investor Relations
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with more than 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Agenda

19.05.05	Annual General Meeting in Murten
02.08.05	2005 Interim Report
18.10.05	Report on the 3rd quarter 2005